EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012

Income from continuing operations before income taxes	$243,108	$216,818	$236,679	$125,758	$205,406
Total fixed charges	132,654	135,956	128,515	118,189	122,851
Total earnings	$375,762	$352,774	$365,194	$243,947	$328,257

Fixed charges:
Interest expense	$111,539	$113,861	$96,068	$100,818	$107,992
Capitalized interest	10,820	12,520	22,441	6,892	3,699
Interest on certain long-term power contracts	4,946	5,140	5,137	5,996	6,643
Estimated interest factor in rental expense	5,349	4,435	4,869	4,483	4,517
Total fixed charges	$132,654	$135,956	$128,515	$118,189	$122,851

Ratio of earnings to fixed charges	2.83	2.59	2.84	2.06	2.67